SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 July 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 29 June 2012
99.2	Blocklisting Interim Review dated 02 July 2012
99.3	Director/PDMR Shareholding dated 06 July 2012

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 June 2012, InterContinental Hotels Group PLC's issued share capital consists of 291,481,723 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 291,481,723.

The above figure, 291,481,723, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal

29 June 2012

Exhibit No: 99.2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2012

Name of applicant :		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Executive Share Option Plan
Period of return:	From:	1 January 2012	To:	30 June 2012
Balance of unallotted securities under scheme(s) from previous return:		312,080
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,751,482
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		933,634
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,129,928

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2012

Name of applicant:		InterContinental Hotels Group PLC
Name of scheme:		InterContinental Hotels Group Sharesave Plan
Period of return:	From:	1 January 2012	To:	30 June 2012
Balance of unallotted securities under scheme(s) from previous return:		1,299,652
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,299,652

Name of contact:	Nicolette Henfrey
Telephone number of contact:	01895 512 000

Exhibit No: 99.3

6 July 2012

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility ("PDMR") and connected persons

On 5 July 2012, Steven Sickel, Interim Global Head of Sales and Distribution,was awarded conditional rights over 7,011 shares in the Company. The shares will vest on 1 June 2013 subject to the achievement of performance conditions.

---------------Ends--------------

For further information:

For Investor Relations Catherine Dolton, Isabel Green:	+44(0)1895 512176
For Media enquiries Kari Kerr, Joanna James:	+44 (0)1895 512112

NOTES FOR EDITORS:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 65 million members worldwide.

IHG franchises, leases, manages or owns over 4,500 hotels and more than 661,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit  www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihgplc.com/media ,www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 July 2012